

March 23, 2015

Mr. Scott Beck
Chief Executive Officer
Woodland Holdings Corporation
13101 Preston Road, Suite 510
Dallas, TX 75240

  Re: Woodland Holding Corporation
    Registration Statement on Form 10
    Filed March 17, 2015
    File No. 000-55401

Dear Mr. Beck:

   Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1934, the rules and regulations under that Act, and the requirements of the form. Specifically, we are unable to complete a review of the registration statement due to the absence of current financial statements in accordance with Rule 8-08 of Regulation S-X. In this regard, your financial statements do not report income from continuing operations during either of the two immediately preceding fiscal years and as a result it does not appear that you are able to rely on Rule 8-08(b). In addition, you should note that only transition periods between nine to twelve months satisfy the requirement for one fiscal year, consistent with section 1365.2 of the SEC Financial Reporting Manual. Amend your registration statement to include current financial statements, including comparable prior year information in accordance with section 1365.1 of the Financial Reporting Manual, and revise your disclosure as necessary. Please note that we will not review your registration statement until you address these deficiencies in an amended filing. Until a corrective amendment is filed, we will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

   This filing will become effective automatically 60 days after the date you initially filed it. Because the filing was made voluntarily, you should consider withdrawing it before the effective date if financial statements are not current or comments remain outstanding. If you conclude that you should withdraw your filing, you must electronically file your request for withdrawal a reasonable time before the automatic effectiveness date.

          Sincerely,

          /s/ Mark P. Shuman

          Mark P. Shuman
          Branch Chief—Legal